UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD. (Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MEDIA CONTACT: Gil Messing Check Point Software Technologies +1.650.628.2260 press@checkpoint.com	INVESTOR CONTACT: Kip E. Meintzer Check Point Software Technologies +1.650.628.2040 ir@checkpoint.com

Check Point Software Technologies Reinforces Leadership Team
for Greater Execution and Innovation

Nataly Kremer joins Check Point as Chief Product Officer and Head of R&D, Dr. Dorit Dor becomes Chief
Technology Officer, and Rupal Hollenbeck is promoted to President

SAN CARLOS, CA. – February 28th, 2023 - Check Point® Software Technologies Ltd. (NASDAQ: CHKP), a leading provider of cyber security solutions globally, today announced significant leadership changes to bolster crucial business areas and continue providing top-class security. The company has hired Nataly Kremer as Chief Product Officer and Head of R&D, appointed Dr. Dorit Dor as Chief Technology Officer, and promoted Rupal Hollenbeck to President of Check Point. These changes come as Check Point accelerates its technology and business performance.

“We are excited to have Nataly on board and confident that her expertise will be invaluable to our products organization," said Gil Shwed, Founder and CEO at Check Point Software Technologies. "We are also proud to have Dorit take on the role of Chief Technology Officer and continue leading our rocket initiatives, and we congratulate Rupal on her well-deserved promotion to President of Check Point.”

Nataly Kremer brings extensive R&D and leadership experience to Check Point. She joins the company after 12 years with AT&T, where she led its Software and Delivery organization and AT&T’s center in Israel. As the new Chief Product Officer and Head of R&D, Nataly will oversee all product and technology units and use her proficiency in delivering network, security, and cloud technologies for large enterprises to meet customer needs.

Dr. Dorit Dor, one of the most senior women in the cyber security industry, has been instrumental in building Check Point into a leading player for over 27 years. As Chief Technology Officer, Dor will continue to spearhead Check Point's rocket initiatives.

Rupal Hollenbeck, a technology leader with 28 years of experience in some of the world's largest companies, has been promoted to President of Check Point. As Chief Commercial Officer, Rupal has been integral to creating the strategy and work plans to achieve the company's goal of accelerated growth. She will continue to oversee the go-to-market operations, with a focus on delivering the best security experience to organizations worldwide.

"The combination of strengthening our leadership team with highly accomplished leaders, the unmatched experience and expertise people like Dorit represent, and the organizational changes designed to leverage our capabilities, are crucial to our efforts in accelerating our technology and business performance. Together, we will continue to deliver the industry leading cyber security and help make the world a safer place,” said Shwed.

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About Check Point Software Technologies Ltd.

Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cybersecurity solutions to corporate enterprises and governments globally. Check Point Infinity’s portfolio of solutions protects enterprises and public organisations from 5th generation cyberattacks with an industry leading catch rate of malware, ransomware and other threats. Infinity comprises four core pillars delivering uncompromised security and generation V threat prevention across enterprise environments: Check Point Harmony, for remote users; Check Point CloudGuard, to automatically secure clouds; and Check Point Quantum, to protect network perimeters and datacenters, all controlled by the industry’s most comprehensive, intuitive unified security management; Check Point Horizon, a prevention-first security operations suite. Check Point protects over 100,000 organizations of all sizes.

 Legal Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to statements concerning our expectations regarding future events or our future financial or operating performance.  The forward-looking statement in this press release is based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
By: /s/ Roei Golan Roei Golan Acting Chief Financial Officer

February 28, 2023

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